UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly Held Company

EXCERPT FROM ITEM (1) OF THE MINUTES OF THE 142ND MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 9, 2016

As secretary of the meeting of the Board of Directors, I hereby CERTIFY that item (1) of the Minutes of the 142nd Meeting of the Board of Directors of Oi S.A. – In Judicial Reorganization, held on September 9, 2016, at 2:30 p.m. at Praia de Botafogo No. 300, 11th floor, room 1101, Botafogo – Rio de Janeiro (RJ) states the following:

“(1) The receipt of board member Marcos Grodetzky’s letter of resignation was recorded on this date. Due to the lack of an alternate member, the position will remain vacant until further deliberation.”

All members of the Board of Directors were present and affixed their signatures: José Mauro M. Carneiro da Cunha, Ricardo Malavazi Martins, Thomas Reichenheim, Rafael Luís Mora Funes, André Cardoso de M. Navarro, Pedro Z. Gubert Morais Leitão, João Manuel Pisco de Castro, Luís Maria Viana Palha da Silva, Marcos Duarte Santos and Ricardo Reisen de Pinho.

Rio de Janeiro, September 9, 2016

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2016

OI S.A. – In Judicial Reorganization

By:  /s/ Ricardo Malavazi Martins

Name: Ricardo Malavazi Martins

Title: Chief Executive Officer